                                                              Page 1 of __ Pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                 Amendment No. 1

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               The GNI Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                                 $.01 par value
                         (Title of Class of Securities)

                               ------------------

                                   362022 10 5
                               ------------------
                                 (CUSIP Number)

                            Green I Acquisition Corp.
                           399 Venture Partners, Inc.
                       (Name of Persons Filing Statement)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212- 309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 1998
             (Date of Event which Requires Filing of this Statement)

                               ------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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

-----------------------                                        -----------------------------
 CUSIP No. 362022 10 5                   13D                     Page 2 of     Pages
-----------------------                                        -----------------------------

--------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Green I Acquisition Corp.
--------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                                    (b) [X]

--------------------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                        Not applicable
--------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         [ ]
              TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        DE
--------------------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

    NUMBER OF                 0

     SHARES        -------------------------------------------------------------------------
                         SHARED VOTING POWER
  BENEFICIALLY
                              2,284,625
    OWNED BY       -------------------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
      EACH
                              0
    REPORTING      -------------------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
   PERSON WITH
                              0
--------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,284,625 - See Item 5
--------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                    [ ]
              CERTAIN SHARES*

--------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        34% - See Item 5
--------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                        CO
--------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                        -----------------------------
 CUSIP No. 362022 10 5                   13D                     Page 3 of     Pages
-----------------------                                        -----------------------------

--------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        399 Venture Partners, Inc.
--------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                                    (b) [X]

--------------------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                        Not applicable
--------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         [ ]
              TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        DE
--------------------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

    NUMBER OF                 0

     SHARES        -------------------------------------------------------------------------
                         SHARED VOTING POWER
  BENEFICIALLY
                              2,284,625
    OWNED BY       -------------------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
      EACH
                              0
    REPORTING      -------------------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
   PERSON WITH
                              0
--------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,284,625 - See Item 5
--------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                    [ ]
              CERTAIN SHARES*

--------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        34% - See Item 5
--------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                        CO
--------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Item 1.           Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of The GNI Group, Inc., a Delaware corporation ("GNI"). The principal executive offices of GNI are located at 225 Battleground Road, Deer Park, TX 77536.

                  Item 2.           Identity and Background.

                  This Schedule 13D is being filed on behalf of Green I Acquisition Corp. ("Green"), a Delaware corporation and 399 Venture Partners, Inc., ("399") a Delaware corporation.

                   Green I Acquisition Corp. ("Green") is a Delaware corporation formed for purposes of the transaction described in Item 4 below. As of the date hereof, no shares of capital stock of Green are outstanding.

                  399, a Delaware corporation, is a venture capital firm that makes long-term investments. 399 is a wholly-owned subsidiary of Citibank.

                  Citibank, a wholly-owned subsidiary of Citicorp, is a national banking association which conducts a general banking business. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp. Citibank owns 100% of the outstanding stock of 399.

                  Citicorp is a U.S. bank holding company and is the sole shareholder of Citibank, N.A., its major subsidiary. Citicorp, with its subsidiaries and affiliates, is a global financial services organization.

                  The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of Green, 399, Citibank and Citicorp are set forth on Schedules A, B, C and D, attached hereto.

                  During the past five (5) years, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule A, B, C or D attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

                  Item 3.           Source and Amount of Funds or Other
Consideration.

                  Green has entered into the Merger Agreement, dated as of February 12, 1998 (the "Merger Agreement"), described in the response to Item 4. Neither Green, 399, nor any of the other persons listed in response to Item 2 have expended any funds in connection with the Merger Agreement.


                  Item 4.           Purpose of Transaction.

                  On February 12, 1998, GNI and Green entered into the Merger Agreement as amended by Amendment No. 1 (the "Merger Agreement"), dated as of June ___, 1998 (a copy of which is attached hereto and made a part hereof as Exhibit 1). The Merger Agreement provides, among other things, for the merger of Green with and into GNI (the "Merger"), with GNI as the surviving corporation (the "Surviving Corporation"). Under the terms of the Merger Agreement, which is subject to majority shareholder approval and regulatory review, the outstanding Shares (other than certain shares (the "Rollover Shares") that will be retained by certain members of GNI's management (the "Rollover Shareholders")) will be converted into the right to receive $7 per Share in cash. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of GNI and Green, all as provided under Delaware Law. The Merger is subject to customary conditions, including the approval and adoption of the Merger Agreement by the stockholders of GNI.

                  Pursuant to the terms of the Merger Agreement, after the Effective Time the charter and by-laws of GNI will be amended and restated as of the Effective Time. The Merger Agreement also calls for the resignation of certain members of GNI's current board of directors. As a result of the Merger and the transactions contemplated under the Merger Agreement, the Shares will be delisted from the NASDAQ and their registration pursuant to the Securities & Exchange Act of 1934 will terminate.

                  In connection with the execution of the Merger Agreement, Green also entered into a voting agreement with the Rollover Shareholders and certain other members of management (collectively, the "Management Shareholders") (the "Management Voting Agreement", a copy of which is attached hereto as Exhibit 2). Green also entered into separate voting agreements with Robert Fleming, Inc. (the "Fleming Voting Agreement", a copy of which is attached hereto as Exhibit 3) and Heartland Advisors, Inc. (the "Heartland Voting Agreement", a copy of which is attached hereto as Exhibit 4; and, together with the Fleming Voting Agreement and the Management Voting Agreement, the "Voting Agreements"). The Management Shareholders, Robert Fleming, Inc. and Heartland Advisors, Inc. are collectively referred to herein as the Stockholders.

                  During the period (the "Agreement Period") beginning on February 11, 1998 and ending on the Termination Date (as defined in the Merger Agreement), each of the Stockholders has agreed not to directly or indirectly
(i) except pursuant to the terms of the Merger Agreement or their respective Voting Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with GNI or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Stockholder's Shares subject to such Stockholder's respective Voting Agreement or any interest therein, including any trust income or principal, except in each case to a permitted transferee (a "Permitted Transferee"), who is or agrees to become bound by the Stockholder's respective Voting Agreement; (ii) except as contemplated by the respective Voting Agreement, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained in such Stockholder's respective Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under its respective Voting Agreement.

                  Each Stockholder has waived any rights of appraisal or rights to dissent from the Merger that such Stockholder may have. The Stockholders have represented that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

                  Unless the Shares held by any trust which are presently subject to the terms of any Voting Agreement are transferred to one or more Stockholders (and remain subject in all respects to the terms of the respective Voting Agreement) or other Permitted Transferees who upon receipt of such Shares become signatories to the such Voting Agreement, the Stockholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the Termination Date.

                  The Rollover Shareholders have agreed to take all actions necessary to cause any Rollover Shares that constitute Pledged Shares (as defined in the Management Voting Agreement) prior to the Effective Time to be free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

                  Each Stockholder under such Stockholder's respective Voting Agreement has agreed that, until the Termination Date, such Stockholder shall vote (or cause to be voted) the Shares subject to such Voting Agreement held of record or beneficially by such Stockholder (i) in favor of the Merger, the execution and delivery by GNI of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and its respective Voting Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GNI under the Merger Agreement or its respective Voting Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing to Green in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving GNI or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of GNI or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of GNI or its subsidiaries; (C) any change in the majority of the board of directors of GNI; (D) any material change in the present capitalization of GNI or any amendment of GNI's Certificate of Incorporation or By-Laws; (E) any other material change in GNI's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholder's respective Voting Agreement.

                  Each Stockholder has appointed Green and any designee of Green, each of them individually, such Stockholder's irrevocable (until the Termination Date) proxy and attorney-in-fact (with full power of substitution) to vote such Stockholder's Shares as described above. The proxy is irrevocable (until the Termination Date) and coupled with an interest. Each Stockholder has agreed to take such further action and execute such other instruments as may be necessary to effectuate the intent of the proxy and has revoked any proxy previously granted by such Stockholder with respect to such Stockholder's Shares.

                  On June ___, 1998, the Rollover Shareholders and 399 Venture Partners, Inc. entered into a stockholders agreement with GNI (the "Stockholders Agreement"), which is attached hereto as Exhibit 5. The Stockholders Agreement contains certain agreements with respect to the capital stock and corporate governance of GNI after the Merger.

                  399 Venture Partners, Inc. will, along with certain other investors, prior to the Effective Time, invest in Green. Green will use the proceeds of those investments, as well as the proceeds of the Debt Financing (as defined in the Merger Agreement), in order to effect the consummation of the transactions contemplated by the Merger Agreement.

                  Item 5.           Interest in Securities of the Issuer.

                  Pursuant to the Voting Agreements, Green and 399 have acquired the right to vote in favor of the adoption and approval of the Merger Agreement, and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 2,284,625 Shares (the "Stockholders' Shares"), representing approximately 34% of the outstanding Shares of GNI. Green and 399 disclaim beneficial ownership of the Stockholders' Shares.

                  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See response to Item 4.

                  A copy of each of the Merger Agreement, the Management Voting Agreement, the Fleming Voting Agreement, the Heartland Voting Agreement and the Stockholders Agreement are attached hereto as Exhibits 1, 2, 3, 4 and 5 and are incorporated herein by reference.

                  Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of GNI, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  Item 7.           Material to be Filed as Exhibits.

                  Exhibit 1: Agreement and Plan of Merger, dated as of February 12, 1998, as amended by Amendment No. 1, dated as of June ___, 1998, between The GNI Group, Inc. and Green I Acquisition Corp.

                  Exhibit 2: Management Voting Agreement, dated as of February 11, 1998, by and between Green I Acquisition Corp. and the other parties named therein.

                  Exhibit 3: Voting Agreement, dated as of February 11, 1998, by and between Robert Fleming Inc. and Green I Acquisition Corp.

                  Exhibit 4: Voting Agreement, dated as of February 11, 1998, by and between Heartland Advisors, Inc. and Green I Acquisition Corp.

                  Exhibit 5: Stockholders Agreement, dated as of June ___, 1998, by and between 399 Venture Partners, Inc., The GNI Group, Inc., and the other parties named therein.

                  Exhibit 6:  Joint Filing Agreement among the Reporting
Persons.

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 1998

                                    Green I Acquisition Corp.


                                    By: /s/ JOHN M. O'MARA
                                       ------------------------------------
                                        Name:  John M. O'Mara
                                        Title: President



                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 1998

                                    399 VENTURE PARTNERS, INC.

                                    By: /s/ JOSEPH M. SILVESTRI
                                       ------------------------------------
                                        Name:  Joseph M. Silvestri
                                        Title: Vice President

                                                                      Schedule A

                        Executive Officers and Directors
                                       of
                            Green I Acquisition Corp.

                  The names of the Directors and the names and titles of the Executive Officers of Green and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Green and each individual is a United States citizen.


Name, Business Address               Present Principal Occupation
----------------------               ----------------------------
* John M. O'Mara                     President; Business Consultant and Private
623 Lake Avenue                      Investor
Greenwich, CT 06830

  ------------------
*  Director

                                                                      Schedule B

                        Executive Officers and Directors
                                       of
                           399 Venture Partners, Inc.

                  The names of the Directors and the names and titles of the Executive Officers of 399 Venture Partners, Inc. ("399") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of 399 at 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to 399 and each individual is a United States citizen.


Name, Business Address                  Present Principal Occupation
----------------------                  ----------------------------

William T. Comfort*                     Chairman
David F. Thomas                         President
Richard M. Cashin, Jr.                  Vice President
Charles E. Corpening                    Vice President
Michael A. Delaney                      Vice President
Ian D. Highet                           Vice President
David Y. Howe                           Vice President
Byron L. Knief                          Vice President
Richard E. Mayberry                     Vice President
Thomas F. McWilliams                    Vice President
M. Saleem Muqaddam                      Vice President
Paul C. Schorr                          Vice President
Joseph M. Silvestri                     Vice President
James A. Urry                           Vice President
John D. Weber                           Vice President
Thomas H. Sanders                       Vice President
Lauren M. Connelly                      Vice President & Secretary
Helene B. Shavin                        Vice President & Asst. Secretary
Ann Goodbody                            Director
Thomas E. Jones                         Director; Executive Vice President of
Frederick Roesch                        Citicorp
                                        Director

------------------
*  Also a Director

                                                                      Schedule C


                        Executive Officers and Directors
                                       of
                                 Citibank, N.A.

                  The names of the Directors and the names and titles of the Executive Officers of Citibank, N.A. ("Citibank") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Citibank at 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Citibank and each individual is a United States citizen.


Name, Business Address                  Present Principal Occupation
----------------------                  ----------------------------

John S. Reed                            Chairman; Chairman of Citicorp
Paul J. Collins                         Vice Chairman; Vice Chairman of Citicorp
Franklin A. Thomas                      Director; Director of Citicorp
John M. Deutch                          Director;  Director of Citicorp
Frank A. Shrontz                        Director;  Director of Citicorp
Reuben Mark                             Director;  Director of Citicorp
Richard D. Parsons                      Director;  Director of Citicorp
William R. Rhodes                       Director;  Vice Chairman of Citicorp
Rozanne L. Ridgway                      Director;  Director of Citicorp
Robert B. Shapiro                       Director;  Director of Citicorp
D. Wayne Calloway                       Director;  Director of Citicorp

                                                                      Schedule D

                        Executive Officers and Directors
                                       of
                                    Citicorp

                  The names of the Directors and the names and titles of the Executive Officers of Citicorp and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Citicorp at 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Citicorp and each individual is a United States citizen.


Name, Business Address                 Present Principal Occupation
----------------------                 ----------------------------
John S. Reed*                          Chairman; Chairman of Citibank, N.A.
Paul J. Collins*                       Vice Chairman; Vice Chairman of Citibank,
William R. Rhodes*                     N.A.
H. Onno Ruding*                        Vice Chairman; Director of Citibank, N.A.
Charles E. Long                        Vice Chairman
Thomas E. Jones                        Vice Chairman and Secretary
John J. Roche                          Executive Vice President
Victor J. Menezes                      Executive Vice President
Mary Alice Taylor                      Corporate Executive Vice President
Robert A. McCormack                    Corporate Executive Vice President
Dionisio R. Martin                     Corporate Executive Vice President
William I. Campbell                    Corporate Executive Vice President
Edward Horowitz                        Corporate Executive Vice President
Lawrence R. Phillips                   Corporate Executive Vice President
Alain J. P. Belda                      Corporate Executive Vice President
Kenneth T. Derr                        Director
Edgar S. Woolard, Jr.                  Director
D. Wayne Calloway                      Director
Franklin A. Thomas                     Director; Director of Citibank, N.A.
Robert B. Shapiro                      Director; Director of Citibank, N.A.
John M. Deutch                         Director, Director of Citibank, N.A.
Rozanne L. Ridgway                     Director; Director of Citibank, N.A.
Frank A. Shrontz                       Director; Director of Citibank, N.A.
Richard D. Parsons                     Director; Director of Citibank, N.A.
Reuben Mark                            Director; Director of Citibank, N.A.
                                       Director; Director of Citibank, N.A.

------------------
*  Also a Director

                                 EXHIBIT INDEX

                  Exhibit 1:* Agreement and Plan of Merger, dated as of February 12, 1998, as amended by Amendment No. 1, dated as of June ___, 1998, between The GNI Group, Inc. and Green I Acquisition Corp.

                  Exhibit 2:* Management Voting Agreement, dated as of February 11, 1998, by and between Green I Acquisition Corp. and the other parties named therein.

                  Exhibit 3:* Voting Agreement, dated as of February 11, 1998, by and between Robert Fleming Inc. and Green I Acquisition Corp.

                  Exhibit 4:* Voting Agreement, dated as of February 11, 1998, by and between Heartland Advisors, Inc. and Green I Acquisition Corp.

                  Exhibit 5: Stockholders Agreement, dated as of June ___, 1998, by and between 399 Venture Partners, Inc., The GNI Group, Inc., and the other parties named therein.

                  Exhibit 6:  Joint Filing Agreement among the Reporting
Persons.

------------------

*Previously filed.